

April 28, 2011

Michael B. Lenard
Executive Vice President, Secretary and Counselor
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, CA 90024

> **Re:** **Paladin Realty Income Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **File No. 000-51860**

Dear Mr. Lenard:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston
       Lesley H. Solomon
       Alston & Bird LLP
       Via *facsimile*: (404) 881-7777